UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36430

Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Director

Mr. Rui Li has been appointed as a director of Tuniu Corporation (the “Company) effective January 4, 2024. After this appointment, the Company’s board of directors consists of eight directors with five independent directors.

Mr. Rui Li currently serves as the chairman of HNA Investment Group Co., Ltd. and an investment director of Sinosafe General Insurance Co., Ltd. Mr. Li joined HNA Group in July 1999 and previously served as a vice president and company secretary of Hainan Airlines Holding Co., Ltd. (SSE: 600221), a vice chariman and president of Northeast Electric Development Co., Ltd. (HKEX: 0042), and a general manager of the investment management department of HNA Aviation Group Co., Ltd. Mr. Li received a bachelor’s degree in the management of information systems from Huazhong University of Science and Technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: January 4, 2024